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                          July 9, 2021

       Amir Dan Rubin
       Chair, Chief Executive Officer and President
       1Life Healthcare Inc
       One Embarcadero Center, Suite 1900
       San Francisco, CA 94111

                                                        Re: 1Life Healthcare
Inc
                                                            Registration
Statement on Form S-4
                                                            Filed July 6, 2021
                                                            File No. 333-257720

       Dear Mr. Rubin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven J. Tonsfeldt,
Esq.